SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period August 4, 2005

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period July 25, 2005 to August 4, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:

Name:	Stephen Foster

Title:	Company Secretary

Date:	August 4, 2005

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2005 – 17AWC

Attached are the following documents in relation to Alumina Limited’s Half Year Results for the 6 months ended 30 June 2005:

•	Public Announcement

•	Alumina Report

•	June 2005 Half-Yearly ASX Report

Stephen Foster
Company Secretary

4 August 2005

Alumina Limited

ABN 85 004 820 419

GPO Box 5411 Melbourne Vic 3001 Australia

Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia

Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

For release 4 August 2005

Alumina 2005 first half profit in line –

AWAC advances expansion projects

Highlights:

•	Profit in line with first half 2004, on a comparable basis

•	Net profit after tax $163.3m

•	Return on Equity – 23% annualised

•	Dividend maintained at 10 cents per share

•	Lodged ATO ruling request to release Alcoa of Australia franking credits

•	657,000tpa Pinjarra upgrade on schedule – production expected from early 2006

•	1.5mtpa Jamalco refinery expansion approved for completion by end 2007 – Phase One 150ktpa expansion underway

Alumina Limited today announced a profit of $163.3 million for the first half 2005 under AIFRS, in line on a comparable basis with the first half of 2004 also under AIFRS.

The profits to 30 June 2004 and 30 June 2005 have been reported in compliance with AIFRS and, as such, are comparable. The one exception is the treatment of embedded derivatives which, under the new standards’ transition rules, is effective from 1 January 2005, with no adjustment for 2004. A profit of $6.9 million has been recorded to 30 June, which represents the movement in the aluminium price from 89 cents a pound at 31 December 2004 to 78 cents a pound at 30 June 2005.

If the first half 2004 profit on sale of the Specialty Chemicals business of $11.4 million under AIFRS and embedded derivatives of $6.9 million are excluded for 2005, profit for the first half of 2004 was $155.3 million, compared to first half 2005 profit of $156.4 million.

Directors declared an interim dividend of 10 cents a share, consistent with their intent to maintain dividend levels through this period of AWAC expansion. Directors have deferred a decision whether the dividend will be franked or unfranked. Alumina Limited and Alcoa Inc have reached agreement on a proposal which would release substantial franking credits accumulated in Alcoa of Australia, subject to a tax ruling from the Australian Taxation Office (ATO) for which the partners have jointly applied.

If the tax ruling is consistent with the ruling request and received before the dividend payment date, the dividend will be fully franked, otherwise it will be unfranked. The dividend payment date has been set at 31 October to provide the maximum opportunity for Alumina shareholders to receive a franked dividend.

“This is a significant first step in agreeing an overall funding plan for AWAC’s growth projects which meets the respective needs of the partners”, Mr Marlay said. “We will continue to work with Alcoa to conclude that plan. This first step, subject to the ATO ruling, provides confidence the Company could fully frank dividends declared in respect of earnings generated through to the end of 2006 at least.”

Higher alumina and aluminium prices were offset by both increased costs and a higher A$ exchange rate. LME aluminium prices increased by 10% in the first half of 2005, averaging 83.5 cents a pound, compared to 76 cents a pound in the first half of 2004. Contract alumina prices were higher as a consequence, and also as a result of recently negotiated AWAC third party alumina contracts. Offsetting higher LME aluminium and alumina prices were the stronger Australian dollar and increased AWAC production costs, principally for caustic, energy and raw materials. In addition, the scheduled maintenance overhaul of the Anglesea power station increased the cost of aluminium production.

AWAC alumina production was 6.776 million tonnes for the first half of 2005, in line with the first half of 2004. Mr Marlay commented, “Production at the Suralco refinery, where a 250,000tpa capacity expansion was completed earlier in the year, was hampered by bauxite supply and equipment commissioning issues”.

AWAC continues to pursue its attractive growth opportunities, principally through brownfield expansion, to meet market demand and provide long term, profitable growth.

The 657,000tpa Pinjarra efficiency upgrade is progressing, with additional production expected from early 2006.

A US$1.2 billion project to expand the Jamalco refinery capacity in Jamaica by 1.5 mtpa has been approved, subject to agreements for the supply of natural gas to the project and changes to the joint venture agreement with the Jamaican Government. AWAC’s interest in the Jamalco refinery will increase from 50% to 77% following completion of the expansion. Work has commenced on the first phase to bring forward 150,000tpa of production capacity by the end of 2006.

Alumina and AWAC have strong balance sheets and substantial cash flows to support AWAC’s growth plans.

Alumina Limited is a leading Australian company listed on the ASX and the NYSE. Our strategy is to profitably grow, solely through investing world-wide in bauxite mining, alumina refining and selected aluminium smelting operations through our 40% ownership of AWAC, the world’s largest alumina business. Our partner, Alcoa, owns 60% of AWAC, and is the manager.

	H104	H204	H105
Profit after tax ($m)	166.7	149.7	163.3
Dividends declared (cents/share)	10	10	10

Outlook

Most market commentators are forecasting continuing aluminium and alumina supply deficits in 2005, which are expected to provide support for aluminium and alumina prices. The new AIFRS reporting standards, impacting embedded derivatives and Defined Pension Plans, will add volatility to Alumina’s reported profit. Assuming current LME aluminium prices and A$/US$ exchange rate, the full year 2005 profit is expected to be at least in line with last year.

Based on the average aluminium price and exchange rate for 2004, Alumina’s full year 2005 NPAT sensitivity to a US1 cent movement in the metal price is A$14.7 million and sensitivity to the A$/US$ exchange rate is A$10.8 million for each 1 cent movement.

Some statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2004.

Further information:

Media, Analyst and Shareholder Contact:

Bob Davies

Chief Financial Officer

Phone: (03) 8699 2603

Mobile: 0417 336 455

Page – 7

ALUMINA

Page – 8

Key Points

•	Strong Chinese growth, driving demand for alumina and aluminium.

•	AWAC’s profitable growth continues:

•	Completed 250,000tpa Suralco expansion

•	Progressed 657,000tpa Pinjarra expansion

•	Commenced 150,000tpa Jamalco expansion – early phase of 1.5mtpa expansion

Future

•	Significant potential for further expansions:

•	Jamalco – 1.5mtpa expansion approved – contingent on gas supply agreement and revisions to joint venture agreement with Jamaican Government

•	Completing detailed engineering for 2.0mtpa expansion of the Sao Luis refinery (AWAC’s share 54%)

•	Environmental licence approved for Juruti bauxite deposit development to supply Sao Luis’ expansion and future growth

•	Wagerup Environmental Review Management Plan decision likely in 4Q 2005.

•	Focus on increased revenue, productivity improvement and cost reduction to offset higher caustic, energy, raw materials and freight prices.

•	Feasibility work continues for greenfield refinery opportunities in Guinea and Ghana.

AWAC Alumina Production

Production – million tonnes

•      Production increased by 249 tonnes per day

•      Suriname bauxite supply and equipment commissioning issues

•      Additional Pinjarra production expected from early 2006

•      Jamalco 150,000tpa first phase production expected from early 2007

AWAC Return on Equity (ROE)

% Annualised             “000 tonnes

• AWAC’s total equity increasing with growth • Growth expected to increase ROE after completion of projects

Page – 9

Diagram of AWAC Operations

Page – 10

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

US$ Millions (US GAAP) 100%	Full Year 2004	1st Half 2004	2nd Half 2004	1st Half 2005
Sales and Operating Revenue	2,435.6	1,131.6	1,304.0	1,369.7
Revenue from Related Parties	1,396.4	684.6	711.8	802.4

Total Revenue	3,832.0	1,816.2	2,015.8	2,172.1

Cost of Goods Sold and Operating Expenses	(2,673.7)	(1,229.0)	(1,444.7)	(1,579.9)
Selling, Administration and Other Expenses	(79.6)	(40.6)	(39.0)	(40.2)
Provision for Depreciation, Depletion and Amortisation	(185.7)	(91.2)	(94.5)	(97.9)
Interest Expense	(2.3)	(1.5)	(0.8)	(1.8)
Other Income	34.3	16.5	17.8	11.4
Loss on sale of Speciality Chemical Assets	(38.8)	(37.9)	(0.9)	—
Restructuring and other charges	(38.8)	(37.9)	(0.9)	(5.2)

Total Expenses	(2,945.8)	(1,383.7)	(1,562.1)	(1,713.6)

Profit before Taxes on Income	886.2	432.5	453.7	458.5
Provision for Taxes on Profit	(297.5)	(154.9)	(142.6)	(149.2)

Profit from Operations	588.7	277.6	311.1	309.3
Less Minority Interests	(0.2)	(0.1)	(0.1)	—

Net Income	588.5	277.5	311.0	309.3

Members’ Equity
Opening Balance at Start of Period	2,533.5	2,533.5	2,425.6	2,820.0
Net Income	588.5	277.5	311.0	309.3
Capital Contribution	—	—	—	19.2
Dividends Paid and Return of Capital to Partners	(360.3)	(194.8)	(165.5)	(168.7)
Other Comprehensive Income/(Loss)	58.3	(190.6)	248.9	(19.5)

Closing Balance at End of Period	2,820.0	2,425.6	2,820.0	2,960.3

Page – 11

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

US$ Millions (US GAAP) 100%	30 June 2004	31 December 2004	30 June 2005
Cash and Cash Equivalents	82.9	226.5	140.0
Receivables from Customer	428.4	457.4	479.2
Inventories	315.5	365.5	460.0
Prepaid Expenses and Other Current Assets	111.6	121.2	206.7

Total Current Assets	938.4	1,170.6	1,285.9

Property Plant & Equipment	2,248.4	2,509.8	2,628.8
Investments	146.1	165.8	164.3
Other Assets and Deferred Charges	490.6	526.1	571.8

Total Non-Current Assets	2,885.1	3,201.7	3,364.9

Total Assets	3,823.5	4,372.3	4,650.8

Short Term Borrowings	54.2	84.9	147.0
Accounts Payable	395.5	571.0	617.2
Taxes Payable	162.2	219.0	203.4
Other Current Liabilities	151.6	59.7	120.8

Total Current Liabilities	763.5	934.6	1,088.4

Long Term Debt	6.0	12.2	0.4
Deferred Taxes	241.3	222.6	226.1
Other Long Term Liabilities	387.2	382.9	375.6

Total Non-Current Liabilities	634.5	617.7	602.1

Total Liabilities	1,398.0	1,552.3	1,690.5

Minority Interest	(0.1)	—	—
Equity	2,425.6	2,820.0	2,960.3

Total Liabilities & Equity	3,823.5	4,372.3	4,650.8

Page – 12

Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows

US$ Millions (US GAAP) 100%	Full Year 2004	1st Half 2004	2nd Half 2004	1st Half 2005
Operating Activities
Net Income	588.5	277.5	311.0	309.3
Adjustments to Reconcile Net Income to Cash from Operations
Depreciation, Amortisation and Impairment	185.7	91.2	94.5	97.9
Other Items*	(52.9)	(139.1)	86.2	(93.1)

Cash from Operating Activities	721.3	229.6	491.7	314.1

Financing Activities
Dividends Paid & Return of Capital to Partners	(306.0)	(194.8)	(111.2)	(168.7)
Change in Debt	(25.5)	(62.7)	37.2	21.3
Other	(59.4)	—	(59.4)	19.2

Cash Used for Financing Activities	(390.9)	(257.5)	(133.4)	(128.2)

Investing Activities
Capital Expenditure	(332.2)	(116.9)	(215.3)	(252.6)
Sale of Investments	123.4	122.7	0.7	—
Other	—	7.0	(7.0)	(14.7)

Cash Used for Investing Activities	(208.8)	12.8	(221.6)	(267.3)

Effect of Exchange Rate Changes on Cash	6.6	(0.3)	6.9	(5.1)

Cash Generated / (Used)	128.2	(15.4)	143.6	(86.5)

Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period	98.3	98.3	98.3	226.5
Cash and Cash Equivalents at End of Period	226.5	82.9	241.9	140.0

Net Change in Cash and Cash Equivalents	128.2	(15.4)	143.6	(86.5)

*	Other Items consists of net movement in working capital and other non-current assets and liabilities

Page – 13

Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit

	Full Year 2004	1st Half 2004	2nd Half 2004	1st Half 2005
USD Profit Before Taxes on Income (US GAAP)	886.2	432.5	453.7	458.5
Add/(Less): USD AIFRS Adjustments	(78.3)	(56.2)	(22.1)	33.5

Total USD Profit Before Taxes (AIFRS)	807.9	376.3	431.6	492.0

Total AUD Profit Before Taxes (AIFRS)	1,096.8	508.8	588.0	636.7

Alumina Limited Share of Equity Profit Before Tax	438.7	203.5	235.2	254.7
Less: Share of Equity Income Tax Expense	(155.2)	(75.8)	(79.4)	(82.5)

Alumina Limited Share of Equity Profit After Tax	283.5	127.7	155.8	172.2

Some statements in this report are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2004.

June 2005 Half-Yearly ASX Report	-	1

Alumina Limited - ABN 85 004 820 419

Six Months ended 30 June 2005 (“Current Period”)

Results for Announcement to the Market

		% change	$A million
Revenues from ordinary activities	Down	Not applicable
Profit from ordinary activities after tax attributable to members	Down	2.0%	163.3
Profit from extraordinary items after tax attributable to members		—	—
NET PROFIT FOR THE PERIOD ATTRIBUTABLE TO MEMBERS OF ALUMINA LIMITED	Down	2.0%	163.3

Dividends

	Current Period Six months ended 30 June 2005		Previous Corresponding Period Six months ended 30 June 2004
Interim dividend per share	10	¢	10	¢
Franked amount per share [1]	To be advised		10	¢
Record date for determining entitlements to the dividend is 16 August 2005.

[1].	The company has deferred a decision on whether the dividend will be franked or unfranked. The franked amounts, if any, will be determined and announced to the ASX by 17 October 2005.

For non-resident shareholders, if the dividend is determined to be unfranked, dividend withholding tax is not payable on the unfranked portion of this dividend, as that portion consists entirely of a payment from the Company’s Foreign Dividend Account.

This half yearly report is to be read in conjunction with the most recent annual financial report.

June 2005 Half-Yearly ASX Report	-	2

Condensed consolidated income statement

	Total $A million
	Six months to 30 June 2005	Six months to 30 June 2004
Interest revenue	2.5	4.4
Foreign exchange gain realised	—	2.6

Revenue from ordinary activities	2.5	7.0
Share of net profit of associates accounted for using the equity method [1]	172.2	127.7
[1] Six months to 30 June 2004 includes a loss of $28.0m on sale of Specialty Chemical assets held directly by AWAC entities (refer Profit for the half year - Note 3).
Other income (refer Note 3)	—	43.4
General and administrative expenses	(5.0)	(3.3)
Borrowing costs	(6.4)	(3.5)

Profit from ordinary activities before tax	163.3	171.3
Income tax (expense)/credit on ordinary activities	—	(4.6)

Profit from ordinary activities after tax	163.3	166.7
Profit from extraordinary items after tax	—	—

Net profit	163.3	166.7
Net loss attributable to outside equity interests	—	—

Net profit for the period attributable to members of Alumina Limited	163.3	166.7 *

*	The 6 months to 30 June 2004 has been adjusted for AIFRS as per note 16.

Earnings per share (EPS)

	Six months ended 30 June 2005		Six months ended 30 June 2004
Basic EPS	14.0	¢	14.4	¢
Diluted EPS	14.0	¢	14.4	¢

June 2005 Half-Yearly ASX Report	-	3

Condensed consolidated balance sheet

	30 June 2005 $A million	31 December 2004 $A million	30 June 2004 $A million
Current Assets
Cash and cash equivalents	82.1	117.9	216.2
Receivables – other	0.5	0.8	1.1
Deferred tax assets	2.1	2.1	1.4

Total current assets	84.7	120.8	218.7

Non-current Assets
Investments accounted for using the equity method	1,780.1	1,697.9	1,578.0
Other property, plant and equipment (net)	0.3	0.3	0.4

Total non-current assets	1,780.4	1,698.2	1,578.4

Total assets	1,865.1	1,819.0	1,797.1

Current Liabilities
Payables	2.3	2.4	6.3
Interest bearing liabilities	407.9	397.9	434.0
Provisions	0.1	0.1	0.1
Other	1.5	10.7	1.5

Total current liabilities	411.8	411.1	441.9

Non-current Liabilities
Provisions	0.2	0.2	0.2

Total non-current liabilities	0.2	0.2	0.2

Total liabilities	412.0	411.3	442.1

Net assets	1,453.1	1,407.7	1,355.0

Equity
Contributed equity	408.5	404.1	394.6
Treasury shares	(0.6)	(0.6)	(0.6)
Reserves:
- Group	49.5	55.5	45.7
Retained profits:
- Group	410.3	441.0	513.5
- Associates	585.4	507.7	401.8

Total equity	1,453.1	1,407.7	1,355.0

June 2005 Half-Yearly ASX Report	-	4

Condensed consolidated statement of changes in equity

	Six months to 30 June 2005 $A million	Six months to 30 June 2004 $A million
Total equity at the beginning of the half-year	1,407.7	1,302.8

Adjustment on adoption of AASB 132, and AASB 139, net of tax:
Reserves	(5.8)	—
Exchange differences on translation of foreign operations	(0.2)	(7.5)

Net income recognised directly in equity	(6.0)	(7.5)

Profit for the half-year	163.3	166.7

Total recognised income and expense for the year	157.3	159.2

Transactions with equity holders in their capacity as equity holders:
Contributions of equity, net of transaction costs	4.4	9.8
Dividends provided for or paid	(116.3)	(116.8)

	(111.9)	(107.0)

Total equity at the end of the half-year	1,453.1	1,355.0

June 2005 Half-Yearly ASX Report	-	5

Condensed consolidated statement of cash flows

	Six months to 30 June 2005 $A million	Six months to 30 June 2004 $A million
Cash Flows Related to Operating Activities
Payments to suppliers and employees (inclusive of goods and service tax)	(5.8)	(3.8)
GST refund received	0.3	0.2
Dividends received from associates	94.2	110.4
Interest received	0.9	3.6
Borrowing costs paid	(6.3)	(3.6)
Income taxes refunds	—	0.7
Other	(0.4)	—

Net cash inflow from operating activities	82.9	107.5

Cash Flows Related to Investing Activities
Payments for investment in associates	(8.2)	—
Proceeds from sale of Specialty Chemical assets directly held by Alumina and its subsidiaries	—	109.0
Proceeds from share premium reduction in associate	—	2.0
Other	—	3.5

Net cash (outflow) / inflow from investing activities	(8.2)	114.5

Cash Flows Related to Financing Activities
Proceeds from issues of shares	4.4	9.8
Repayment of borrowings	—	(64.7)
Dividends paid	(116.3)	(116.8)

Net cash (outflow) from financing activities	(111.9)	(171.7)

Net (Decrease)/Increase in Cash and cash equivalents	(37.2)	50.3
Cash at beginning of period	117.9	165.3
Exchange rate adjustments	1.4	0.6

Cash and cash equivalents at end of period	82.1	216.2

Reconciliation of Cash

	Six months to 30 June 2005 $A million	Six months to 30 June 2004 $A million
Reconciliation of cash at the end of the period (as shown in the condensed consolidated statement of cash flows) to the related items in the accounts is as follows:
Cash on hand and at bank	6.7	6.9
Money market deposits (with maturity on investment three months or less)	75.4	209.3

Cash assets	82.1	216.2
Bank overdraft	—	—

Total cash and cash equivalents at end of period	82.1	216.2

June 2005 Half-Yearly ASX Report	-	6

Notes to the condensed financial statements

1. Summary of significant accounting policies

This general purpose financial report for the interim half year reporting period ended 30 June 2005 has been prepared in accordance with Accounting Standard AASB 134 InterimFinancial Reporting and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2004 and any public announcements made by Alumina Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

(a) Basis of preparation of half-year financial report

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (AIFRS)

This interim financial report is the first Alumina Limited interim financial report to be prepared in accordance with AIFRS. AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing these financial statements.

Financial statements of Alumina Limited until 31 December 2004 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Alumina Limited interim financial report for the half year ended 30 June 2005, management has amended certain accounting, valuation and consolidation methods applied in previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The Group has elected the exemption available under AASB 1 to only apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 January 2005.

Reconciliations and descriptions of the effect of the transition from previous AGAAP to AIFRS on the Group’s equity and its net income are given in note 16.

(b) Principles of consolidation

(i) Subsidiaries

The consolidated financial report is prepared on a consolidated entity basis for Alumina Limited (parent entity) and the entities it controls (controlled entities). AIFRS defines controlled entities as existing where the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights. All material controlled entities in the consolidated entity are companies. The economic entity consisting of Alumina Limited and its controlled entities is referred to in the financial report as ‘the group’. In preparing the consolidated financial statements, the effects of all transactions between entities within the group are eliminated in full, including unrealised profits and losses on transactions with associates accounted for on an equity basis.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

The allocation of profits, reserves and capital to outside equity interests is disclosed separately without any adjustments being made, except where the allocation of the outside equity share of losses would exceed the outside equity interest in capital and other reserves. In this case, the excess is borne by the parent entity shareholders until it is considered likely that the outside equity interest will make good the losses.

Where control of an entity is obtained during a financial year, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

June 2005 Half-Yearly ASX Report	-	7

Notes to the condensed financial statements (continued)

(ii) Associates

Associates are those entities over which the consolidated entity exercises significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. Under this method, the consolidated entity’s share of the post-acquisition profits or losses of associates is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in consolidated reserves.

The group’s share of the retained profits of associated entities is not available for payment of dividends to shareholders of Alumina Limited, except to the extent that those profits are later received as dividends from the associated entities concerned and such dividends do not represent a recoupment of the cost of the investments concerned.

Accounting policies adopted by associated entities are generally consistent with those of the group but, where necessary, the results of associated entities are restated in order to comply with the accounting policies of the group. Any remaining differences would not materially affect the amounts reflected in the consolidated results of the group.

Interests in companies which the group does not control or exercise significant influence over are included in the accounts as investments, initially recorded at cost. Dividends receivable are taken into profits of the investing entity on the date of declaration.

The group does not use the cost method to account for any entities for which there is greater than 20% ownership.

(c) Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and changes attributable to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences using the balance sheet liability method, at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax assets or liabilities. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The company is the head entity in the tax-consolidated group comprising all the Australian wholly-owned subsidiaries. The implementation date for the tax consolidated group was 1 January 2004. The head entity recognises all of the current tax assets and liabilities of the tax-consolidated group (after elimination of intra-group transactions). Current tax liabilities and assets of wholly-owned subsidiaries are recorded in “other trade payables/receivables” to reflect that the transactions giving rise to the tax are in the subsidiaries. The tax-consolidated group has entered into a tax funding agreement that requires wholly-owned subsidiaries to make contributions to the head entity of 100% of current tax assets and liabilities arising from external transactions. The contribution is recorded as an intercompany receivable / payable.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

The company completed a detailed review of the tax bases and carrying value of its investment in associates and concluded that recognition of deferred taxes was not required at transition.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

June 2005 Half-Yearly ASX Report	-	8

Notes to the condensed financial statements (continued)

(d) Foreign Currency Translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Australian dollars, which is Alumina Limited’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are initially translated into Australian currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Controlled foreign entities

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the translation reserve in shareholders’ equity. When a foreign operation is sold or borrowings are repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e) Property, plant and equipment

Owned Assets

Items of property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Leased Assets

The company leases office facilities under an operating lease agreement. Payments made under this agreement are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

June 2005 Half-Yearly ASX Report	-	9

Notes to the condensed financial statements (continued)

(f) Receivables

All trade debtors are recognised at amortised cost less provision for doubtful debts, which in practice will equal the amounts receivable upon settlement. Collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(g) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(h) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(i) Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange, unless the published market price is an unreliable indicator of fair value and other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer to note 1(j) (i)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(j) Intangible assets and expenditure carried forward

(i) Goodwill

Business combinations prior to 1 January 2004

Alumina has elected not to apply AASB 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to AIFRS (1 January 2004). Alumina has applied the same classification as used under its previous GAAP financial report. There were no assets and liabilities recognised under previous GAAP that did not qualify for recognition as an asset or liability under AIFRS. There were no resulting changes in the subsequent measurement of some assets and liabilities on the transition to AIFRS. The carrying amount of goodwill in the opening AIFRS balance sheet shall be its carrying amount under previous GAAP at the date of transition to AIFRS. There were no adjustments required to goodwill in the opening AIFRS balance sheet.

June 2005 Half-Yearly ASX Report	-	10

Notes to the condensed financial statements (continued)

Business combinations since 1 January 2004

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Negative goodwill arising on an acquisition is recognised directly in profit or loss.

(k) Depreciation of property, plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment (excluding land and investment properties) over its expected useful life to the consolidated entity.

Office furniture	8 years
Computers and other office equipment	4 years

(l) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the amortised cost (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(m) Borrowing costs

Borrowing costs comprise interest payable on borrowings calculated using the effective interest rate method and certain foreign exchange differences arising from foreign currency borrowings and are recognised in the income statement as incurred.

(n) Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial period and which are unpaid. These amounts are unsecured and are usually paid within thirty days of recognition.

(o) Revenue

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid.

Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income is recognised in the income statement on the date the entity’s right to receive payments is established.

(p) Employee benefits

(i) Salaries and annual leave

Liabilities for salaries and annual leave are recognised in current provisions (i.e. expected to be settled in 12 months), and are measured as the amount unpaid at reporting date at expected pay rates in respect of employees’ services up to that date, including related on-costs.

June 2005 Half-Yearly ASX Report	-	11

Notes to the condensed financial statements (continued)

(ii) Long service leave

Long service leave is an additional form of compensated leave to which Australian employees become entitled after a qualifying period of generally ten years of continuous service. It accrues at the rate of 1.3 weeks leave per year of service.

A liability for long service leave is recognised in non current provisions (i.e. not expected to be settled within 12 months), and is measured as the present value based on expected pay rates in respect of services provided by employees up to the reporting date, including related on-costs. A discount rate equalling the yield at the balance sheet date on government bonds that have maturity dates approximating to the terms of the group’s obligations, is used.

(iii) Share-based payments

Share-based compensation benefits are provided to employees via the Alumina Employee Share Plan.

Shares options granted before or after 7 November 2002 and vested before 1 January 2005

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares options granted after 7 November 2002 and vested after 1 January 2005

The fair value of options granted is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

(iv) Superannuation

Since 27 July 2001, all employer contributions and ongoing management of employees’ superannuation entitlements have been managed by the WMC Superannuation Plan, an independently managed sub-plan of the Plum Superannuation Fund. Alumina employees are members of a sub-plan of the WMC Superannuation Plan, created specifically for Alumina. The plan is an accumulation category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account. Members also have the option to make voluntary contributions to their account. Employer contributions to these funds are recognised as an operating cost.

Plan membership is compulsory for all Australian resident employees and Australian expatriates, and provides lump sum benefits on retirement, permanent disability, death, resignation and retrenchment.

(v) Defined Benefit Plans

Alumina Limited’s associates have defined benefit plans in place. The associates’ net obligation in respect of defined benefit plans, is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

June 2005 Half-Yearly ASX Report	-	12

Notes to the condensed financial statements (continued)

The discount rate is the yield at the balance sheet date on government bonds that have maturity dates approximating the terms of the associated entity’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses are recognised in earnings of the associates.

When the calculation results in plan assets exceeding liabilities to the group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

(q) Derivatives

From 1 January 2004 to 31 December 2004

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 January 2005. The Group has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139.

Adjustments on transition date: 1 January 2005

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that derivatives are measured on a fair value basis. Changes in fair value are either taken to the income statement or an equity reserve. At the date of transition changes in the carrying amounts of derivatives are taken to retained earnings or reserves, depending on whether the criteria for hedge accounting are satisfied at the transition date.

From 1 January 2005

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an outgoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair value or cash flows of hedged items.

Cash flow hedge

The portion of a gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement.

(r) Dividends

Provision is made for the amount of any dividend declared on or before the end of the half year but not distributed at balance sheet date.

June 2005 Half-Yearly ASX Report	-	13

Notes to the condensed financial statements (continued)

(s) Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the half year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(t) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(u) Provisions

Provisions for legal claims and service warranties are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

AWAC is required to rehabilitate bauxite mines and refineries upon cessation of operations.

Closedown and restoration costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. Closedown and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs.

The costs are estimated on the basis of a closure model. The cost estimates are calculated annually during the life of the operation to reflect known developments, and are subject to regular reviews.

The amortisation or unwinding of the discount applied in establishing the net present value of provisions is charged to the profit and loss account in each accounting period. The amortisation of the discount is shown as a financing item. Other movements in the provisions for closedown and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to lives of operations and revisions to discount rates are capitalised within fixed assets. These costs are then depreciated over the lives of the assets to which they relate.

Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the outstanding continuous rehabilitation work at each balance date. All costs of continuous rehabilitation work are charged to the provision as incurred.

June 2005 Half-Yearly ASX Report	-	14

(v) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of the acquisition as part of the purchase consideration.

(w) Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission (ASIC), relating to the ‘rounding off’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or in certain cases, the nearest dollar.

June 2005 Half-Yearly ASX Report	-	15

2. Consolidated retained profits

	Six months to 30 June 2005 $A million	Six months to 30 June 2004 $A million

Retained profits at the beginning of the financial period	948.7	865.4

Net profit attributable to members of Alumina Limited	163.3	166.7

Dividends and other equity distributions provided for or paid	(116.3)	(116.8)

Retained profits at the end of financial period	995.7	915.3

3. Profit for the half year

Profit for the half year includes the following items that are unusual because of their nature, size or incidence.

Sale of Specialty Chemical Assets
Proceeds from sale of investments in Specialty Chemical assets directly held by Alumina and its subsidiaries	—	109.0
Cost of investments sold in Specialty Chemical assets directly held by Alumina and its subsidiaries [1]	—	(65.6)

	—	43.4

Share of equity loss on sale of Speciality Chemical Assets (held directly by AWAC entities)	—	(28.0)
Profit on Sale of Specialty Chemical Assets	—	15.4
Income Tax Expense	—	(4.0)

Profit on sale after tax	—	11.4

1 Includes goodwill of $22.4 million

June 2005 Half-Yearly ASX Report	-	16

4. Income Tax

	Six months to 30 June 2005 $A million	Six months to 30 June 2004 $A million
Profit from ordinary activities before tax	163.3	171.3
Less: Surplus of equity share of profits over dividends received	(78.0)	(17.3)

	85.3	154.0

Prima facie tax expense for the period at the rate of 30%	(25.6)	(46.2)

The following items caused the total charge for income tax to vary from the above:
Rebateable and exempt dividends	91.6	110.4
Non-assessable capital gains [1]	—	43.4
Non-deductible expenses	(6.2)	(3.5)

Net movement	85.4	150.3

Tax effect of the above adjustments at 30%	25.6	45.0
Withholding tax	—	(1.0)
Attribution income tax on Specialty Chemical asset sale	—	(4.0)
Tax losses from prior years brought to account	—	1.6

Consequent reduction in charge for income tax	25.6	41.6

Income tax expense for the period	—	(4.6)

[1]	Gain on sale of Specialty chemicals assets held by Alumina’s foreign subsidiaries is exempt from Australian capital gains tax.

5. Earnings per share (EPS)

	Six months to 30 June 2005		Six months to 30 June 2004
Calculation of basic and fully diluted EPS in accordance with AASB 1027: Earnings per Share
Earnings in cents per ordinary share
Basic EPS	14.0	¢	14.4	¢
Diluted EPS	14.0	¢	14.4	¢
Weighted average number of shares outstanding during the year used in the calculation of earnings per share
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	1,163,722,200		1,160,678,499
Effect of options	433,095		709,793

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in the calculation of diluted earnings per share	1,164,155,295		1,161,388,292

June 2005 Half-Yearly ASX Report	-	17

6. Net tangible asset backing per security

Net tangible asset backing per ordinary security	$1.12	$1.04

7. Details of entities over which control has been lost or gained

There was no loss or increased control of entities for the six months ended 30 June 2005.

8. Dividends

An interim dividend has been declared payable on 31 October 2005

Record date to determine entitlements to the dividend is 16 August 2005

9. Amount per share

	Six months to 30 June 2005		Six months to 30 June 2004
Interim dividend per share (cents)
Amount per share	10	¢	10	¢
Franked amount per share at 30% tax rate [1]	To be advised		10	¢

[1].	The company has deferred a decision on whether the dividend will be franked or unfranked. The franked amounts, if any, will be determined and announced to the ASX by 17 October 2005.

10. Interim dividend on all shares

	Six months to 30 June 2005 $A million	Six months to 30 June 2004 $A million
Interim dividend paid on ordinary shares	116.4	116.1

Total	116.4	116.1

11. Details of aggregate share of results of associates

	Six months to 30 June 2005 $A million	Six months to 30 June 2004 $A million
Alumina’s share of associates:
Profit from ordinary activities before income tax	254.7	231.5
Income tax on ordinary activities	(82.5)	(75.8)

Profit from ordinary activities after income tax	172.2	155.7
Loss on Sale of Specialty Chemicals Assets directly held by AWAC subsidiaries (net of tax)	—	(28.0)

Net profit attributable to members of Alumina Limited	172.2	127.7
Dividends received/receivable by Alumina Limited	(94.2)	(110.4)

Surplus of equity share of profits over dividends received	78.0	17.3

June 2005 Half-Yearly ASX Report	-	18

12. Material interests in entities which are not controlled entities

The economic entity has an interest in the following entities:

	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit
	Six months to 30 June 2005	Six months to 30 June 2004	Six months to 30 June 2005 $A million	Six months to 30 June 2004 $A million
Equity accounted associates and joint venture entities
AWAC	40%	40%	172.2	127.7

13. Ratios

	Six months to 30 June 2005%	Six months to 30 June 2004%
Profit after tax/equity interests (annualised)
Consolidated net profit from ordinary activities after tax attributable to members as a percentage of members’ equity at the end of the period	22.5	24.6

June 2005 Half-Yearly ASX Report	-	19

14. Issued and quoted securities at end of current period

Category of Securities	Number issued	Number quoted		Issue price per share ($)
Ordinary shares
Fully paid	1,164,009,948	1,164,009,948
Partly paid	Nil	Nil

Ordinary Shares -
Changes during current period:
Increase in fully paid shares following:
(i) exercise of options	898,900	898,900		Various

Unquoted employee options to acquire fully paid ordinary shares	Number issued	Number Quoted	Exercise Price	Expiry Date
	857,200	Nil	$4.04	18 December 2005
	2,749,600	Nil	$5.02	30 November 2006

	3,606,800

Issued during the current period	Nil
Exercised during the current period	352,100	Nil	$4.04	18 December 2005
	546,800	Nil	$5.02	30 November 2006

	898,900

Expired/lapsed during the current period	Nil

15. Segment Information

Business Segment

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC.The company predominately operates in the alumina/aluminium business through its equity interests in AWAC. Refer to Directors’ Report for further explanation.

June 2005 Half-Yearly ASX Report	-	20

16. Explanation of transition to Australian equivalents to IFRSs

(1)	Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

(a)	At the date of transition to AIFRS: 1 January 2004

	Notes		Previous AGAAP $A million	Effect of transition to AIFRS $A million	AIFRS $A million
Current Assets
Cash and cash equivalents			165.3	—	165.3
Receivables – other			4.0	—	4.0
Deferred tax assets	4	(d)	4.1	0.7	4.8
Other			0.3	—	0.3

Total current assets			173.7	0.7	174.4

Non-current Assets
Investments accounted for using the equity method	4	(b),(f),(g)	1,625.0	(21.7)	1,603.3
Other property, plant and equipment (net)			0.4	—	0.4

Total non-current assets			1,625.4	(21.7)	1,603.7

Total assets			1,799.1	(21.0)	1,778.1

Current Liabilities
Payables			3.2	—	3.2
Interest bearing liabilities			467.0	—	467.0
Current tax liabilities			2.5	—	2.5
Provisions			0.1	—	0.1
Other			2.3	—	2.3

Total current liabilities			475.1	—	475.1

Non-current Liabilities
Provisions			0.2	—	0.2

Total non-current liabilities			0.2	—	0.2

Total liabilities			475.3	—	475.3

Net assets			1,323.8	(21.0)	1,302.8

Equity
Contributed equity			384.8	—	384.8
Reserves:
- Group	4	(a),(b),(g),(f)	131.0	(78.4)	52.6
Retained profits:
- Group	4	(b),(i)	400.3	80.5	480.8
- Associates	4	(i)	407.7	(23.1)	384.6

Total equity			1,323.8	(21.0)	1,302.8

June 2005 Half-Yearly ASX Report	-	21

16. Explanation of transition to Australian equivalents to IFRSs (continued)

(1)	Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS) (continued)

(b)	At the end of the last reporting period under previous AGAAP: 31 December 2004

	Notes		Previous AGAAP $A million	Effect of transition to AIFRS $A million	AIFRS $A million
Current Assets
Cash and cash equivalents			117.9	—	117.9
Receivables – other			0.8	—	0.8
Deferred tax assets	4	(d)	—	2.1	2.1
Other	4	(e)	0.6	(0.6)	—

Total current assets			119.3	1.5	120.8

Non-current Assets
Investments accounted for using the equity method	4	(b),(c),(f),(g)	1,721.7	(23.8)	1,697.9
Other property, plant and equipment (net)			0.3	—	0.3

Total non-current assets			1,722.0	(23.8)	1,698.2

Total assets			1,841.3	(22.3)	1,819.0

Current Liabilities
Payables			2.4	—	2.4
Interest bearing liabilities			397.9	—	397.9
Provisions			0.1	—	0.1
Other			10.7	—	10.7

Total current liabilities			411.1	—	411.1

Non-current Liabilities
Provisions			0.2	—	0.2

Total non-current liabilities			0.2	—	0.2

Total liabilities			411.3	—	411.3

Net assets			1,430.0	(22.3)	1,407.7

Equity
Contributed equity			404.1	—	404.1
Treasury shares	4	(e)	—	(0.6)	(0.6)
Reserves:
- Group	4	(a),(b),(f),(g)	133.2	(77.7)	55.5
Retained profits:
- Group	4	(i)	358.5	82.5	441.0
- Associates	4	(i)	534.2	(26.5)	507.7

Total equity			1,430.0	(22.3)	1,407.7

June 2005 Half-Yearly ASX Report	-	22

16. Explanation of transition to Australian equivalents to IFRSs (continued)

(1)	Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS) (continued)

(c)	At the end of the last half-year reporting period under previous AGAAP: 30 June 2004

	Notes		Previous AGAAP $A million	Effect of transition to AIFRS $A million	AIFRS $A million
Current Assets
Cash and cash equivalents			216.2	—	216.2
Receivables – other			1.1	—	1.1
Deferred tax assets	4	(d)	—	1.4	1.4
Other	4	(e)	0.6	(0.6)	—

Total current assets			217.9	0.8	218.7

Non-current Assets
Investments accounted for using the equity method	4	(b),(c),(f),(g)	1,597.1	(19.1)	1,578.0
Other property, plant and equipment (net)			0.4	—	0.4

Total non-current assets			1,597.5	(19.1)	1,578.4

Total assets			1,815.4	(18.3)	1,797.1

Current Liabilities
Payables			6.3	—	6.3
Interest bearing liabilities			434.0	—	434.0
Provisions			0.1	—	0.1
Other			1.5	—	1.5

Total current liabilities			441.9	—	441.9

Non-current Liabilities
Provisions			0.2	—	0.2

Total non-current liabilities			0.2	—	0.2

Total liabilities			442.1	—	442.1

Net assets			1,373.3	(18.3)	1,355.0

Equity
Contributed equity			394.6	—	394.6
Treasury shares	4	(e)	—	(0.6)	(0.6)
Reserves:
- Group	4	(a),(b),(f),(g)	124.3	(78.6)	45.7
Retained profits:
- Group	4	(i)	431.6	81.9	513.5
- Associates	4	(i)	422.8	(21.0)	401.8

Total equity			1,373.3	(18.3)	1,355.0

June 2005 Half-Yearly ASX Report	-	23

16. Explanation of transition to Australian equivalents to IFRSs (continued)

(1)	Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS) (continued)

(d)	Adjustments on transition to AASB 132 Financial Instruments: Disclosures and Presentation and AASB 139 Financial Instruments: Recognition and Measurement: 1 January 2005

	Notes		31 December 2004 $A million	Adjustment $A million	1 January 2005 $A million
Current Assets
Cash and cash equivalents			117.9	—	117.9
Receivables – other			0.8	—	0.8
Deferred tax assets			2.1	—	2.1
Other			—	—	—

Total current assets			120.8	—	120.8

Non-current Assets
Investments accounted for using the equity method	4	(h)	1,697.9	(5.8)	1,692.1
Other property, plant and equipment (net)			0.3	—	0.3

Total non-current assets			1,698.2	(5.8)	1,692.4

Total assets			1,819.0	(5.8)	1,813.2

Current Liabilities
Payables			2.4	—	2.4
Interest bearing liabilities			397.9	—	397.9
Provisions			0.1	—	0.1
Other			10.7	—	10.7

Total current liabilities			411.1	—	411.1

Non-current Liabilities
Provisions			0.2	—	0.2

Total non-current liabilities			0.2	—	0.2

Total liabilities			411.3	—	411.3

Net assets			1,407.7	(5.8)	1,401.9

Equity
Contributed equity			404.1	—	404.1
Treasury shares			(0.6)	—	(0.6)
Reserves:
- Group	4	(h)	55.5	(5.8)	49.7
Retained profits:
- Group			441.0	—	441.0
- Associates			507.7	—	507.7

Total equity			1,407.7	(5.8)	1,401.9

June 2005 Half-Yearly ASX Report	-	24

16. Explanation of transition to Australian equivalents to IFRSs (continued)

(2)	Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRSs (AIFRS)

(a)	Reconciliation of profit for the half-year ended 30 June 2004

	Notes		Previous AGAAP $A million	Effect of transition to AIFRS $A million	AIFRS $A million
Interest revenue			4.4	—	4.4
Foreign exchange gain realised			2.6	—	2.6

Revenue from ordinary activities			7.0	—	7.0
Share of net profit of associates accounted for using the equity method	4	(b),(c),(g)	125.6	2.1	127.7
Other income	4	(a)	46.8	(3.4)	43.4
General and administrative expenses	4	(b)	(3.1)	(0.2)	(3.3)
Borrowing costs			(3.5)	—	(3.5)

Profit from ordinary activities before tax			172.8	(1.5)	171.3
Income tax on ordinary activities	4	(d)	(5.3)	0.7	(4.6)

Profit from ordinary activities after tax			167.5	(0.8)	166.7
Profit from extraordinary items after tax			—	—	—

Net profit			167.5	(0.8)	166.7
Net loss attributable to outside equity interests			—	—	—

Net profit for the period attributable to members of Alumina Limited			167.5	(0.8)	166.7

(b)	Reconciliation of profit for the year ended 31 December 2004

	Notes		Previous AGAAP $A million	Effect of transition to AIFRS $A million	AIFRS $A million
Interest revenue			8.9	—	8.9
Foreign exchange gain realised			1.1	—	1.1

Revenue from ordinary activities			10.0	—	10.0
Share of net profit of associates accounted for using the equity method	4	(b),(c),(g),(f)	286.9	(3.4)	283.5
Other income	4	(a)	46.8	(3.4)	43.4
General and administrative expenses	4	(b)	(8.4)	(0.3)	(8.7)
Borrowing costs			(8.1)	—	(8.1)

Profit from ordinary activities before tax			327.2	(7.1)	320.1
Income tax on ordinary activities	4	(d)	(5.1)	1.4	(3.7)

Profit from ordinary activities after tax			322.1	(5.7)	316.4
Profit from extraordinary items after tax			—	—	—

Net profit			322.1	(5.7)	316.4
Net loss attributable to outside equity interests			—	—	—

Net profit for the period attributable to members of Alumina Limited			322.1	(5.7)	316.4

June 2005 Half-Yearly ASX Report	-	25

16. Explanation of transition to Australian equivalents to IFRSs (continued)

(3) Reconciliation of cash flow statement for the year ended 31 December 2004

The adoption of AIFRSs has not resulted in any material adjustments to the cash flow statement.

(4) Notes to the reconciliations

(a) Foreign currency translation reserve: cumulative translation differences

The Group has elected to apply the exemption in AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards. The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve are deemed to be zero at the date of transition to AIFRSs. The effect is:

(i) At 1 January 2004

For the Group the balance of the $80.2 million credit in the foreign currency translation reserve is reduced to zero. Retained earnings are increased by this amount.

(ii) At 31 December 2004

For the Group the balance of the $82.4 million credit in the foreign currency translation reserve is reduced to a credit of $1.8 million, representing the movement in the translation reserve for 2004. Retained earnings are increased by this amount.

(iii) At 30 June 2004

For the Group the balance of the $73.5 million credit in the foreign currency translation reserve is reduced to a debit of $7.2 million, representing the movement in the translation reserve since 1 January 2004. Retained earnings are increased by this amount.

(iv) For the half-year ended 30 June 2004

AIFRS requires the cumulative translation reserve to be recycled through the income statement on the disposal of a foreign operation when the gain or loss on disposal is recognised. Given that Alumina Limited sold its investment in the Specialty Chemical assets, there is an impact of $3.4 million for the comparative period, and $0.9 million against retained earnings.

(v) For the year ended 31 December 2004

AIFRS requires the cumulative translation reserve to be recycled through the income statement on the disposal of a foreign operation when the gain or loss on disposal is recognised. Given that Alumina Limited sold its investment in the Specialty Chemical assets, there is an impact of $3.4 million for the comparative period, and $0.9 million against retained earnings.

(b) Share-based payments

Under AASB 2 Share-based Payment from 1 July 2004 the Group is required to recognise an expense for those performance rights that were issued to employees under the Alumina Employee Share Plan after 7 November 2002 but had not vested by 1 January 2005 and for two significant share based payment schemes in place in AWA Atlantic. The effect of this is:

(i) At 1 January 2004

For the Group there has been a decrease in retained earnings of $1.3 million and a corresponding increase in reserves. For the group there has also been an increase in Alumina’s investment in associates and a corresponding increase in retained earnings of $11.9 million.

(ii) At 31 December 2004

For the Group there has been an increase in retained earnings of $2.3million, a corresponding increase in reserves of $2.9 million and an increase in Alumina’s investments in associates of $5.2 million.

June 2005 Half-Yearly ASX Report	-	26

16. Explanation of transition to Australian equivalents to IFRSs (continued)

(iii) At 30 June 2004

For the Group there has been an increase in retained earnings of $4.4 million, a corresponding increase in reserves of $2.2 million and an increase in Alumina’s investments in associates of $6.6 million.

(iv) For the half-year ended 30 June 2004

For the Group there has been an increase in employee benefits expense of $0.2 million and a decrease in Alumina’s share of net profits of associates accounted for under the equity method of $5.7 million.

(v) For the year ended 31 December 2004

For the Group there has been an increase in employee benefits expense of $0.3 million and a decrease in Alumina’s share of net profits of associates accounted for under the equity method of $7.9 million.

(c) Business combinations

Under AASB 3, amortisation of goodwill is prohibited, and replaced by impairment testing performed at least annually. Previously, goodwill was amortised on a straight line basis over 20 years. AASB 3 requires prior period information, presented as comparative information, to be restated as if the requirements of this Standard had always applied. The treatment of past business combinations (business combinations that occurred before the date of transition to Australian equivalents to IFRS) would be restated to comply with AASB 3. Goodwill at transition date (1 January 2004) is fixed and used as deemed cost given that the exemption option in AASB 3 not to restate past business combinations is taken. The effect of this is:

(i) At 1 January 2004

There is no effect on the Group.

(ii) At 31 December 2004

For the Group there has been an increase in Alumina’s Investments in associates of $16.2 million. Retained earnings also increased by this amount.

(iii) At 30 June 2004

For the Group there has been an increase in Alumina’s Investments in associates of $8.3 million. Retained earnings also increased by this amount.

(iv) For the half-year ended 30 June 2004

For the Group there has been an increase in Alumina’s share of net profits of associates accounted for under the equity method of $8.3 million.

(v) For the year ended 31 December 2004

For the Group there has been an increase in Alumina’s share of net profits of associates accounted for under the equity method of $16.2 million.

(d) Deferred tax assets

Under AASB 112, a deferred tax asset shall be recognised for the carry forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilised. The effect of this is:

(i) At 1 January 2004

For the Group, $2.4 million of Group losses will be recognised as a deferred tax asset.

June 2005 Half-Yearly ASX Report	-	27

16. Explanation of transition to Australian equivalents to IFRSs (continued)

(ii) At 31 December 2004

For the Group, $7.1 million of Group losses will be recognised as a deferred tax asset.

(iii) At 30 June 2004

For the Group, $4.6 million of Group losses will be recognised as a deferred tax asset.

(iv) For the half-year ended 30 June 2004

For the Group, there has been recognition of $2.4 million of Group losses resulting in a deferred tax asset of $0.7 million with a resulting decrease in income tax expense.

(v) For the year ended 31 December 2004

For the Group, there has been recognition of $4.8 million of Group losses resulting in a deferred tax asset of $1.4 million with a resulting decrease in income tax expense.

(e) Treasury shares

Under AASB 132, if an entity reacquires its own equity instruments those instruments (treasury shares) shall be deducted from equity. Alumina Limited had purchased shares for its long term incentive plan and classified the cost as other assets. Under AIFRS, a separate component in equity is required to disclose treasury shares. The effect of this is:

(i) At 1 January 2004

There is no effect on the Group.

(ii) At 31 December 2004

For the Group there has been a decrease in other current assets of $0.6 million and a corresponding decrease in equity.

(iii) At 30 June 2004

For the Group there has been a decrease in other current assets of $0.6 million and a corresponding decrease in equity.

(iv) For the half-year ended 30 June 2004

There is no effect on the Group.

(v) For the year ended 31 December 2004

There is no effect on the Group.

(f) Retirement benefit obligations

Alcoa of Australia and AWA Atlantic are both sponsors of superannuation plans with defined benefit entitlements. Under previous AGAAP, cumulative gains and losses on the defined benefit section were not recognised on the balance sheet by Alumina Limited.

At the date of transition, a liability is recognised in the provision for employee benefits. It is measured as the difference between the present value of the employees’ accrued benefits at that date and the net market value of the superannuation fund’s assets at that date.

Alumina Limited will early adopt AASB 119 using the “full recognition of actuarial gains and losses through profit” approach. The effect of this is:

June 2005 Half-Yearly ASX Report	-	28

16. Explanation of transition to Australian equivalents to IFRSs (continued)

(i) At 1 January 2004

For the Group, there has been a decrease in Alumina’s investments in associates of $1.1 million with a resulting decrease in equity.

(ii) At 31 December 2004

For the Group, there has been a decrease in Alumina’s investments in associates of $11.9 million with a resulting decrease in equity.

(iii) At 30 June 2004

For the Group, there has been a decrease in Alumina’s investments in associates of $1.1 million with a resulting decrease in equity.

(iv) For the half-year ended 30 June 2004

There is no effect on the Group.

(v) For the year ended 31 December 2004

For the Group there has been a reduction in Alumina’s share of net profits of associates accounted for under the equity method of $10.8 million.

(g) Asset retirement obligations

The provisions for dismantling, removal and restoration of each refinery owned by Alumina’s associates are required to be recalculated in the light of AASB 116 and AASB 138. This will impact the associates property, plant and equipment, accumulated depreciation, deferred tax balances and provisions at transition date. The effect of this is:

(i) At 1 January 2004

For the Group, there has been a decrease in Alumina’s investments in associates of $32.4 million with a resulting decrease in equity.

(ii) At 31 December 2004

For the Group, there has been a decrease in Alumina’s investments in associates of $33.3 million with a resulting decrease in equity.

(iii) At 30 June 2004

For the Group, there has been a decrease in Alumina’s investments in associates of $32.9 million with a resulting decrease in equity.

(iv) For the half-year ended 30 June 2004

For the Group there has been a decrease in Alumina’s share of net profits of associates accounted for under the equity method of $0.5 million.

(v) For the year ended 31 December 2004

For the Group there has been a decrease in Alumina’s share of net profits of associates accounted for under the equity method of $0.9 million.

(h) Financial instruments

The Group has elected to apply the exemption from restatement of comparatives for AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement. It has therefore continued to apply the previous AGAAP rules to derivatives, financial assets and financial liabilities and also to hedge relationships for the comparative periods. The adjustments required for differences between AGAAP and AASB 13 and AASB 139 have been determined and recognised at 1 January 2005. Refer to section 1 of this note and note 1 for further details.

June 2005 Half-Yearly ASX Report	-	29

16. Explanation of transition to Australian equivalents to IFRSs (continued)

(4) Notes to the reconciliations

(i) Retained earnings

The effect on retained earnings of the changes set out above are as follows:

	Notes		1 January 2004 $A million	30 June 2004 $A million	31 December 2004 $A million
Foreign currency translation reserve	(a	)	80.0	80.9	80.9
Share-based payments	(b	)	10.6	4.7	2.2
Business combinations	(c	)	—	8.3	16.2
Deferred tax assets	(d	)	0.7	1.4	2.1
Retirement benefit obligations	(f	)	0.5	0.5	(10.3)
Asset retirement obligations	(g	)	(34.4)	(34.9)	(35.1)

			57.4	60.9	56.0

Attributable to:
Retained profits-Group			80.5	81.9	82.5
Retained profits-Associates			(23.1)	(21.0)	(26.5)

			57.4	60.9	56.0

17. Contingent Liabilities

There have been no changes to contingent liabilities since the 2004 annual Report.

18. Events occurring after the balance sheet date

There have been no significant transactions or events since 30 June 2005.

June 2005 Half-Yearly ASX Report	-	30

Directors’ Declaration

In the directors’ opinion:

a)	the financial statements and notes set out on pages 1 to 29 are in accordance with the Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the company’s and consolidated entity’s financial position as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial period ended on that date; and

b)	there are reasonable grounds to believe that Alumina Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

John Marlay
Director

Melbourne

4 August 2005

June 2005 Half-Yearly ASX Report	-	31

Directors’ Report

The Directors of Alumina Limited present their comments on the consolidated entity consisting of Alumina Limited and the entities it controlled at the end of, or during, the half year to 30 June 2005.

Directors

The following persons were Directors of Alumina Limited during the year and up to the date of this report.

D M Morley

J Marlay

P A F Hay

R J McNeilly

M R Rayner (Alternate R D J Davies)

Basis of financial report preparation

This half-yearly general purpose financial report is for the interim half year reporting period ended 30 June 2005 and has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4D and in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all of the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the financial year ended 31 December 2004 and any public announcements made by Alumina Limited and its controlled entities during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The majority of accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period except for those revised to comply with Australian International Financial Reporting Standards (AIFRS).

The new AIFRS reporting standards, impacting embedded derivatives and Defined Pension Plans, will add volatility to Alumina’s reported profit.

Comments are for the six months ended 30 June 2005 with comparatives for the six months ended 30 June 2004 shown in parentheses. The 2004 results have been restated to comply with AIFRS. Comparative information is reclassified where appropriate to enhance comparability.

Review of Performance

The financial results for Alumina Limited include the six months results of AWAC and associated corporate activities.

The Group’s net profit attributable to Alumina Limited decreased 2.0% to $163.3 million ($166.7 million). The corresponding prior half year net profit includes a profit of $11.4 million from the sale by AWAC of its Specialty Chemical business. Excluding this profit, Alumina’s profit was 5% higher than the corresponding 2004 period. Higher alumina and aluminium prices were offset by a stronger Australian dollar, along with higher energy and raw materials prices. In addition, the scheduled overhaul of the Anglesea power station increased the cost of aluminium production.

The profits to 30 June 2004 and 30 June 2005 have been reported in compliance with AIFRS and as such are comparable. The one exception is the treatment of embedded derivatives which, under the new standards’ transition rules, is effective from 1 January 2005 with no adjustment for 2004. A profit of $6.9 million has been recorded to 30 June, which represents the movement in the aluminium price from 89 cents a pound at 31 December 2004 to 78 cents a pound at 30 June 2005.

If the profit on sale of the Specialty Chemicals business and embedded derivatives are excluded, profit for the first half of 2005 was $156.4 million, compared to first half 2004 profit of $155.3 million.

Return on Equity was 22.5% (24.6%).

Directors have declared an interim dividend of 10 cents per share with franking to be determined prior to the payment date as described under “Dividend” (10 cents fully franked).

June 2005 Half-Yearly ASX Report	-	32

Production

AWAC’s alumina production was in line with the corresponding 2004 period (6.776 million tonnes vs 6.768 million tonnes). Production at the Suralco refinery, where a 250,000tpa capacity expansion was completed earlier in the year, was hampered by bauxite supply and equipment commissioning issues.

Costs

AWAC’s total cost of sales increased by 29% to US$1,579.9 million (US$1,229.0 million) due to a higher Australian dollar exchange rate and also, in part, to cost increases, principally for caustic, energy and raw materials. In addition, the Anglesea power station underwent a major overhaul in the first half, which is generally scheduled to occur once every four years. The costs incurred for the overhaul, as well as the cost of purchased power, increased the cost of sales for aluminium metal sold during the first half.

Alumina’s corporate costs totalled $5.0 million ($3.3 million). Costs were higher principally because the 2004 costs included a reduction of $1.1 million to the provision for the WMC Resources Ltd Stock Appreciation Plan. The Company continues to maintain a clear focus on protecting and adding value for Alumina’s shareholders.

Markets

The first half of 2005 continued to reflect increased demand for aluminium, principally due to the growth in domestic aluminium consumption in China. LME aluminium prices were 10% higher, averaging 83.5 cents a pound (76 cents). Contract alumina prices were higher as a consequence, and also as a result of recently negotiated AWAC third party alumina contracts. AWAC’s sales revenue increased by 19.6% compared with the first half of 2004.

Currency Exchange Rate Movements

The AUD/USD exchange rate averaged 77 cents (74 cents). The higher average exchange rate partly offset the effect of higher LME aluminium prices.

The movement in exchange rate also affects the Australian dollar carrying value of US dollar assets held by Alcoa of Australia. During the period, the Australian dollar declined from 78 cents at 31 December 2004 to 76 cents at 30 June 2005, increasing profit by $3 million.

Hedging

Alumina Limited has no currency or commodity derivatives in place. AWAC has no currency or aluminium hedging in place but does maintain limited short term energy price hedging to reduce volatility in relation to commodities such as natural gas, fuel oil and electricity.

Capital Expenditure

AWAC’s capital expenditure increased to $252.6 million ($116.9 million). Alumina continues to strongly support AWAC’s strategy to organically grow capacity to meet market demand, providing long term profitable growth.

Progress on AWAC’s growth projects during the first half was significant. The 250,000 tonne expansion of the Suriname refinery was completed on budget and ahead of schedule. The 657,000 tonne Pinjarra upgrade continues to progress, with additional production expected from early 2006.

Alcoa Inc and Alumina Limited have approved a US$1.2 billion project to expand the Jamaican refinery capacity by 1.5 million tonnes per annum, subject to agreements for the supply of natural gas to the project and changes to the joint venture agreement with the Jamaican Government. AWAC’s interest in the refinery will increase from 50% to 77% following completion of the expansion. Work has commenced on the first phase to bring forward 150,000 tonnes of production capacity by the end of 2006.

June 2005 Half-Yearly ASX Report	-	33

Dividend

Directors declared an interim dividend of 10 cents a share, consistent with their intent to maintain dividend levels through this period of AWAC expansion. Directors have deferred a decision whether the interim dividend will be franked or unfranked. Alcoa Inc and Alumina Limited have reached agreement on a proposal which would release substantial franking credits accumulated in Alcoa of Australia, subject to a tax ruling from the Australian Taxation Office (ATO) for which the partners have jointly applied.

If the tax ruling is consistent with the ruling request and received before the dividend payment date, the dividend will be fully franked, otherwise it will be unfranked. The dividend payment date has been set for 31 October to provide the maximum opportunity for Alumina shareholders to receive a franked dividend.

This is a significant first step in agreeing an overall funding plan for AWAC’s growth projects which meets the respective needs of the partners. We will continue to work with Alcoa to conclude that plan. This first step, subject to ATO ruling, provides confidence the Company could fully frank dividends declared in respect of earnings, generated through to the end of 2006 at least.

Debt

Alumina’s debt, net of cash, was $326 million, $46 million higher than the beginning of the year. The movement in the exchange rate during the year increased Alumina’s USD borrowings, when translated to Australian dollars, by $10 million. During the period, dividends received from AWAC totalled A$94.2 million, compared with A$110.4 million in the previous period. AWAC has no net debt.

Changes to Contingent Liabilities

There have been no changes to contingent liabilities since the 2004 Annual Report.

Outlook

Most market commentators are forecasting continuing aluminium and alumina supply deficits in 2005, which are expected to provide support for aluminium and alumina prices. The new AIFRS reporting standards, impacting embedded derivatives and Defined Pension Plans, will add volatility to Alumina’s reported profit. Assuming current LME aluminium prices and A$/US$ exchange rate, the full year 2005 profit is expected to be at least in line with last year.

Based on the average aluminium price and exchange rate for 2004, Alumina’s full year 2005 NPAT sensitivity to a US1 cent movement in the metal price is A$14.7 million and sensitivity to the A$/US$ exchange rate is A$10.8 million for each 1 cent movement.

Forward Looking Statements

Some statements in this report are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC, (b) changes in production costs and production levels or to sales agreements, (c) changes in laws or regulations or policies (d) changes in alumina and aluminium prices and currency exchange rates and (e) the other risk factors summarized in Alumina’s Form 20-F for the year ended 31 December 2004.

PricewaterhouseCoopers ABN 52 780 433 757

Independent review report to the members of Alumina Limited	Freshwater Place 2 Southbank Boulevard SOUTHBANK VIC 3006 GPO Box 1331L MELBOURNE VIC 3001 DX 77 Website: www.pwc.com/au Telephone 61 3 8603 1000 Facsimile 613 8603 1999

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Alumina Limited:

•	does not give a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of the Alumina Group (defined below) as at 30 June 2005 and of its performance for the half-year ended on that date, and

•	is not presented in accordance with the Corporations Act 2001, Accounting Standard AASB 134: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors’ responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors’ declaration for the Alumina Group (the consolidated entity), for the half-year ended 30 June 2005. The consolidated entity comprises both Alumina Limited (the company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the Corporations Act 2001, Accounting Standard AASB 134: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity’s financial position, and its performance as represented by the results of its operations and cash flows.

Liability is limited by the Accountant’s Scheme under the Professional Standards Act 1994 (NSW)

We formed our statement on the basis of the review procedures performed, which included:

•	inquiries of company personnel, and

•	analytical procedures applied to financial data.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

Tim Goldsmith Partner	Melbourne 4 August 2005

Alumina

Alumina Limited – 2005 Half Year Results

Financial Performance Market Outlook Growth Focus

Disclaimer

Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2004.

Financial Performance

Alumina’s profit in line

Profit in line

Higher alumina and metal prices A$ stronger Higher caustic, energy and raw materials prices ROE 23% > cost of capital Equity increasing with growth Dividend maintained at 10 cents

Alumina NPAT A$

118 119 167 150 163

1H03 2H03 1H04* 2H04* 1H05*

* AIFRS compliant

Alumina ROE

20 18 25 21 23 1H03 2H03 1H04 2H04 1H05

Decision on franking interim dividend deferred

Agreed with Alcoa, a proposal to release AofA franking credits

Jointly lodged ATO ruling request

Franking will depend on ATO ruling and its timing Interim dividend payment date – 31 October 2005 Provides sufficient franking credits through to 2007 A first step towards an agreed AWAC funding plan

Reconciliation of 2004 profit – AGAAP to AIFRS

2004 AGAAP NPAT 322.1 Goodwill 16.2 Tax Adjustment 1.4 Employee Benefits (10.8) Share Based Payments (8.2) Asset Sales (3.4) Asset Retirement (0.9)

2004 AIFRS NPAT 316.4

Profit in line with 1H 04 on a comparable basis

1H 2004 NPAT $166.7 Less: Profit on sale of Specialty Chemicals 11.4 $155.3 1H 2005 NPAT $163.3 Less: Embedded Derivatives 6.9 $156.4

AWAC – 2005 first half

AWAC NPAT US$ (USGAAP)

228 218 278 311 309

1H03 2H03 1H04 2H04 1H05

Strong alumina performance Smelting profit affected by Anglesea overhaul Strong cash flow underpins growth funding

AWAC ROE

19 17 23 22 21 1H03 2H03 1H04 2H04 1H05

ROE above 20%

Investments in Suriname, Pinjarra and Jamaica

Aluminium prices – positive outlook

90 LME Aluminium Price 85 80 75 70 65 60

1H03 2H03 1H04 2H04 1H05

Rising power costs expected to force smelter closures, increase input costs China exports becoming less competitive

Exchange Rate 0.85 0.80 0.75 0.70 0.65 0.60 0.55

1H03 2H03 1H04 2H04 1H05

VAT rebates eliminated Imported alumina tariff imposed Currency revaluation Alumina tolling – possible elimination of import duty rebate

Outlook

Market update

Primary metal consumption strong in 2005

China domestic growth ~ 11% yoy Global growth up ~ 4.5% yoy

Worldwide metal inventories declining – 17% since YE 2004, below historical averages LME metal price—up 10.5% 1H 2005 vs 1H 2004 Global alumina deficit continues, refining capacity at high utilisation levels, spot market prices >US$400/tonne Both alumina and primary metal markets forecast to remain in deficit through 2006/2007

Chinese SGA production and demand mt 20

15 10 5

0

00 01 02 03 04 05 06 07

SGA Production

Imports

Demand growth – 15% pa since 2001 4.4mtpa potential new Chinese capacity Meets expected demand growth through 2007 China alumina imports forecast to continue 46% of 2004 supply

Source: Brook Hunt

Alumina – 2005 earnings guidance

2005 metal price sensitivity – A$14.7m for each US one cent movement in metal price 2005 exchange rate sensitivity – A$10.8m for each one cent movement in AUD/USD exchange rate

Reasonable basis for 2005 full year earnings estimate, adjusted for Anglesea power station overhaul variance of A$9m Current expectation – 2005 full year earnings at least in line with 2004

AWAC Growth Projects

Growth projects underway

Pinjarra efficiency upgrade

Capacity expansion – 657ktpa (100% AWAC) Additional SGA production – 1Q & 2Q 2006

Jamalco refinery expansion

AWAC expansion 1.5mtpa, US$1.2 billion investment Capacity increase to 2.8mtpa AWAC interest increases from 50% to 77%, post expansion Potential gas contract – refinery energy, excess power supply to Jamaican grid New low cost Atlantic capacity – 150ktpa by end 2006, full capacity by end 2007

Expansion potential adding > 3mtpa of capacity

Sao Luis Refinery / Juruti Mine

Targeting 2H 2005 for investment decision on Brazil projects Sao Luis expansion – AWAC capacity 1.1mtpa Juruti new AWAC bauxite supply for Sao Luis expansion and future growth environmental licence approved

Wagerup Refinery

Environmental review management plan – public consultation period closed in July Western Australian Government decision likely – 4Q 2005 AWAC capacity growth – 1.8—2.1mtpa

Greenfield capacity potential > 2mtpa

Guinea

Feasibility study well advanced – completion by end 2005 AWAC capacity approximately 750ktpa AWAC partners – Alcan, Government of Guinea, IFC

Ghana

MOU – integrated aluminium industry

AWAC – bauxite mining and alumina refining MOU 1.5mtpa refinery feasibility study

Growth focus

AWAC

Profitably grow AWAC

High return growth projects Long term customer contracts

Utilise AWAC’s strong cash flow for funding major projects

Alumina

Leverage balance sheet strength

Maintain dividend and fund growth projects Long term capital growth for shareholders

Alumina